Exhibit 99.2

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
/K I L L B U L L E T I N - Tm Bioscience/

TORONTO, Nov. 24 /CNW/ - CNW Group advises that story number c8123 "Tm Bioscience obtains US$4 million secured operating credit facility" transmitted at 18:39e on November 23, 2006 was sent in error by CNW and should not be used. Please disregard the item.
%SEDAR: 00005375E

/For further information: CNW Group, (416) 863-2130/ (TMC.)

CO: Tm Bioscience

CNW 09:28e 24-NOV-06